UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-55404

C&J Energy Services, Inc.

(Exact Name of Registrant as Specified in Charter)

3990 Rogerdale Rd.

Houston, Texas 77042

(713) 325-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of C&J Energy Services Ltd., predecessor to C&J Energy Services, Inc.

(Title of each class of securities covered by this Form)

Warrants, each exercisable to purchase one share of Common Stock of C&J Energy Services, Inc., $0.01 par value per share, at an exercise price of $27.95 (expiring January 6, 2024)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

EXPLANATORY NOTE

This Form 15 is being filed solely for the purpose of terminating the registration of the common stock of C&J Energy Services Ltd. (“Old C&J”), all of which was cancelled upon emergence from bankruptcy on January 6, 2017. C&J Energy Services, Inc., the successor to Old C&J, continues to be subject to reporting requirements under Section 13(g) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, C&J Energy Services Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person

Dated: March 2, 2017	C&J ENERGY SERVICES, INC. as successor to C&J Energy Services Ltd.

	By:	/s/ Danielle Hunter
	Name:	Danielle Hunter
	Title:	Executive Vice President, General Counsel, Chief Risk and Compliance Officer and Corporate Secretary